SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                           Natus Medical Incorporated
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    639050103
                                 --------------
                                 (CUSIP Number)

                                  May 20, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 639050103                                                Page 2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     The Pinnacle Fund, L.P., a Texas limited partnership
     75-2512784
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,037,126 shares of Common Stock
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,037,126 shares of Common Stock
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,037,126 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.0% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________
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                                  SCHEDULE 13G

CUSIP NO. 639050103                                                Page 3 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Barry M. Kitt
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,037,126 shares of Common Stock
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,037,126 shares of Common Stock
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,037,126 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.0% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 639050103                                                Page 4 of 6

Item 1(a).     Name of Issuer:

               Natus Medical Incorporated (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1501 Industrial Road
               San Carlos, CA 94070

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of The Pinnacle Fund, L.P. and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

               639050103

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,037,126 shares of Common Stock*

               (b)  Percent of class:

                    Based on 17,228,671 shares of Common Stock of the Issuer outstanding as of May 5, 2005, as indicated in the Issuer's Form 10-Q for the period ended March 31, 2005, the Reporting Persons hold approximately 6.0%* of the Common Stock of the Issuer.

                                  SCHEDULE 13G

CUSIP NO. 639050103                                                Page 5 of 6

               (c)  Number of shares to which such person has:

                    (i) Sole power to vote or direct the vote: 1,037,126 shares of Common Stock*

                    (ii)  Shared power to vote or direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:
                          1,037,126 shares of Common Stock*

                    (iv) Shared power to dispose of or direct the disposition of: 0

               *This statement is filed on behalf of The Pinnacle Fund, L.P. ("Pinnacle") and Barry M. Kitt. Pinnacle Advisers, L.P. ("Advisers") is the general partner of Pinnacle. Pinnacle Fund Management, LLC ("Management") is the general partner of Advisers. Mr. Kitt is the sole member of Management. As of May 27, 2005, Pinnacle was the beneficial owner of 1,037,126 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                  SCHEDULE 13G

CUSIP NO. 639050103                                                Page 6 of 6

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2005


                                THE PINNACLE FUND, L.P.
                                By: Pinnacle Advisers, L.P., its general partner
                                By: Pinnacle Fund Management, LLC, its general
                                    partner

                                By: /s/ Barry M. Kitt
                                    ------------------------------
                                    Barry M. Kitt, its sole member


                                /s/ Barry M. Kitt
                                ----------------------------------
                                Barry M. Kitt

                                  SCHEDULE 13G

CUSIP NO. 639050103

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,037,126 shares of Common Stock of Natus Medical Incorporated and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on May 27, 2005.

                                THE PINNACLE FUND, L.P.
                                By: Pinnacle Advisers, L.P., its general partner
                                By: Pinnacle Fund Management, LLC, its general
                                    partner

                                By: /s/ Barry M. Kitt
                                    ------------------------------
                                    Barry M. Kitt, its sole member


                                /s/ Barry M. Kitt
                                ----------------------------------
                                Barry M. Kitt